UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Information Contained in this Form 6-K Report

On September 2, 2024, Lion Brokers Limited, a wholly-owned subsidiary of Lion Group Holding Limited (the “Company”), (“LBL”) entered into a non-binding term sheet (the “Term Sheet”) with Vantage Asset Management Limited (“Vantage”). Pursuant to the Term Sheet, Vantage will provide financial support to LBL not less than US$10,000,000 in the form of investment (the “Investment”) to be determined by the parties in a definitive agreement. The closing of the Investment is subject to the execution of the definitive agreement and certain closing conditions set forth in the definitive agreement. The parties intend to enter into the definitive agreement within 6 months of the date of the Term Sheet and close the Investment by February 28, 2025.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-275597) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2024	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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